

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2010

Mr. Steven Asman
President
Wave2Wave Communications, Inc.
433 Hackensack Avenue
Hackensack, New Jersey 07601

Re: **Wave2Wave Communications, Inc.**
            Registration Statement on Form S-1
            Filed on February 8, 2010
            File No. 333-164791

Dear Mr. Asman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not yet filed your Confidential Treatment Request with respect to Exhibit 10.76 to your registration statement, or the underlying exhibit. We will require sufficient time to both review your application and the exhibit and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Please also see our related comment under "Item 16, Exhibits," below.

2. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. We note that you include industry research for estimated revenues, industry depth and growth, and other figures cited throughout the document, such as those provided by Cisco Systems and Plunkett Research that you reference on page 3, a report by ADC Telecommunications referenced on page 5, the recent study by ABI Research that you reference on page 7, and the TMT Telecommunications Trends Report 2009 that you reference on page 81. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

4. Please provide us with copies of any artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that the FINRA has no additional concerns.

6. Update the audited financial statements of Wave2Wave Communications and Wincom Technologies Holding and other financial information in the filing to

include the year ended December 31, 2009. Please refer to the guidance in Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

7. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure relating to your Business Strategy, Phases I and II, as well as Market Opportunity, is repeated in your Business Section. Additionally, please balance your summary disclosure. For example, you should balance your disclosure relating to your competitive advantages with specific disclosure regarding your operating losses, significant debt, accumulated deficit, and recent loss of 10% customer, T-Mobile USA. Likewise, please indicate the extent to which insiders will continue to exercise significant control over the company following the initial public offering. Finally, please reference the potential impact of the pending Verizon litigation you disclose in your Risk Factors section at page 16.

Proposed Acquisition, page 1

8. Please revise the final sentence of paragraph one to disclose how much of the net proceeds will be used to fund the Winncom acquisition, both as consideration to Winncom shareholders and as repayment of currently outstanding Winncom debt.

9. We note that you will issue 4,714,038 shares of common stock to the Winncom shareholders in connection with the stock purchase agreement. Please advise us how many shareholders will take these shares, and the exemption from registration you are relying upon in connection with their issuance.

10. We note that subsequent to the consummation of the offering, Mr. Raskin will become your chief executive officer. Along with a more fulsome discussion of the background, terms, and conditions of the Stock Purchase Agreement generally both here and in MD&A on pages 46-47, please revise to disclose why you are replacing your current chief executive officer. Likewise, please disclose the significant change that will occur to your board of directors in connection with the proposed Winncom acquisition. As deemed material, please revise your Risk Factors section to disclose and discuss any risks associated with these changes.

11. Please consider chart disclosure showing your current corporate structure and structure as contemplated following the consummation of the offering in connection with the Winncom acquisition.

Mr. Steven Asman
Wave2Wave Communications, Inc.
Page 4

<u>Summary of Historical Consolidated Financial Data and Pro Forma Financial Data, page 10</u>

<u>Reconciliation of net (loss) income to EBITDA to Adjusted EBITDA, page 12</u>

12. Please add a footnote to the table which includes a detailed description of the composition of the line item "Non-recurring items." Also include this throughout your filing where you present the reconciliation of Adjusted EBITDA.

<u>Risk Factors, page 13</u>

<u>Risks Related to Our Business, page 13</u>

<u>We have substantial indebtedness, and may be unable to service our debt., page 13</u>

13. Please revise to identify the affiliate of the related party who holds a significant percentage of your long-term debt.

<u>We depend upon our suppliers, and have limited sources of supply for key products and services., page 19</u>

14. Please revise to indicate your reliance upon Verizon as a key supplier. We note related disclosure at pages 50, 51.

<u>We are dependent on key personnel., page 19</u>

15. Please revise to expand your risk factor disclosure to include disclosure related to the risks you have identified on page 32 in connection with your continued association with Mr. Bressman.

<u>Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and out stock price could decline., page 20</u>

16. To the extent determinable, please provide an estimate of the costs associated with your compliance with Section 404 of the Sarbanes-Oxley Act.

<u>Risks Relating to the Proposed Winncom Acquisition, page 25</u>

<u>If we do not consummate the Winncom acquisition our expected results of operations in the future may be adversely affected., page 25</u>

17. Please revise the second sentence to indicate, if true, that the "receipt of financing" that constitutes one of the closing conditions is that portion of the

funds raised in the offering dedicated to the completion of the Winncom acquisition.

Restrictions and covenants in Winncom's credit facility may limit its ability to enter into certain transactions, page 27

18. Please revise here, as well as in your abbreviated Winncom MD&A, to discuss the material terms of Winncom's credit facility.

Information Concerning One of our Founders, page 31

19. Please clarify, in paragraph six, that in connection with the completion of the offering and the acquisition of Winncom, Mr. Bressman will relinquish his position as a senior executive officer of the company, as well as no longer function as a director of the company.

Use of Proceeds, page 34

20. To the extent possible, please revise to indicate the approximate amount of net proceeds you intend to use for each purpose you have identified in paragraph three, such as "to build [y]our operating infrastructure." Please refer to Item 504 of Regulation S-K.

Dilution, page 37

21. Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options.

Unaudited Pro forma Consolidated Financial Data, page 39

22. You indicate that the pro forma financial statements are based on preliminary estimates of the allocation of the purchase price. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. If materially different results might occur, include additional pro forma information that gives effect to the range of possible results.

Pro forma Balance Sheet, page 39

23. Revise the pro forma balance sheet to present in separate columns the effect of the Wincomm acquisition and the receipt and use of proceeds.

24. Revise the balance sheet to show the amount of the purchase price allocated to goodwill as a separate line item.

25. Revise the balance sheet to present pro forma adjustments on a gross basis on the face of the balance sheet or provide a more detailed explanation of the components of each adjustment in the notes.

26. Revise the description of adjustment (c) to provide a schedule showing the calculation of the purchase price.

Pro forma Statements of Operations, page 40

27. Disclose historical and pro forma earnings per share data for Wave2Wave. The calculation of pro forma earnings per share data should only include shares issued for the acquisition of Wincomm and shares from the offering whose proceeds will be used for retirement of debt.

Adjustment (c), page 41

28. Tell us how you determined the fair value of the restricted stock issued pursuant to the employment agreement. Please disclose these details in your filing.

Selected Historical Financial, page 44

29. We note that in defining Adjusted EBITDA you have labeled gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense as non-recurring items. Tell us how you applied the guidance in Item 10(e) of Regulation S-K that items should not be identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Management's Discussion and Analysis, page 46

30. We note that, except for fiscal 2007, you have suffered net losses since 2006, yet there is no discussion in your overview or result of operations that discusses your history of net losses. Please revise here and in your results of operations to discuss the reasons behind your increasing net losses, whether you expect them to decrease in the future, and if so, why.

Sources of Revenues, page 48

31. Please revise to identify the three customers who totaled 42% of your fiscal 2008 revenues.

Planned Expanded Offerings, page 49

32. Please clearly differentiate between those products and service offerings that are currently operational, and those that are aspirational at this time. Please expand your discussion of "SMS DIDs" to discuss in greater detail the "exploration of an opportunity" with two potential partners.

Impairment of Long-lived Assets, page 54

33. You disclose in your summary of accounting policies at page F-19 that you have identified one reporting unit for the purpose of testing goodwill for impairment. If the fair value of the reporting unit is not substantially in excess of the carrying value we believe you should provide the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Share-Based Compensation, page 54

34. For all share-based compensation arrangements, tell us how you determined the fair value of your common stock at each of the grant dates in 2009 and through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option or other equity issuances, or group of similar issuances:

- the grant date
- the grantee,
- vesting terms,
- exercise price,
- estimated fair value of the option
- estimated fair value of the underlying common stock
- the total amount of compensation cost and

- the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

35. Expand the disclosure of the market approaches used to estimate fair value at page 56 to discuss the nature of the estimates and uncertainties in applying these methods.

36. For each grant date during 2009 disclose, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts.

37. Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Income Taxes, page 56

38. Please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset.

Selling, General and Administrative Expenses, page 59

39. Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act of 2003 has impacted, and is expected to impact, the company's general and administrative expenses.

Pro forma Results – Year Ended December 31, 2007 compared to year ended December 31, 2006 (as adjusted)
Pro forma Reconciliation, page 64

40. Disclose the nature of the pro forma adjustments to the financial information presented at page 67 and explain the assumptions involved.

Liquidity, page 68

41. Please revise to clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

42. Please revise to address the impact upon liquidity of an adverse resolution of the billing disputes with Verizon referenced in your risk factors section on page 16.

Information about Winncom, page 74

43. We note your statement that Winncom is an "investment holding company with active, wholly-owned subsidiaries in the United States, Cyprus, Hungary, Ireland, Kazakhstan, Russia and Uzbekistan." Please advise us why the combined company subsequent to the contemplated merger conditioned upon the completion of this offering is not an Investment Company subject to the Investment Company Act of 1940.

Management, page 103

Board of Directors, page 105

44. Please revise to file consents from the director nominees as exhibits to your registration statement.

45. Please revise to provide, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K, and SEC Release No. 33-9089.

46. Please confirm that you have indicated any and all directorships held during the past five years for each director or director nominee. Please refer to Item 401(e)(2) of Regulation S-K, and SEC Release No. 33-9089.

Executive Compensation, page 110

Relationship of Elements of Compensation, page 113

47. We note that you have not provided disclosure pursuant to Item 402(s) of
Regulation S-K, "Narrative disclosure of the registrant's compensation policies
and practices as they relate to the registrant's risk management." Please provide
us with the analysis whereby you determined it was appropriate to refrain from
including this disclosure.

48. Please revise to identify the specific factors considered when setting the base
salaries for the named executive officers in 2009. Explain how each person's
experience, skills, knowledge and responsibilities figured into the calculation of
each named executive officer's base pay for that year, as well as how the market
surveys and general compensation trends in the industry factored into the
decision.

49. Similarly, identify the specific factors considered when setting the equity
incentive awards for each named executive officer in 2009.

Discretionary Annual Bonuses, page 113

50. We note the reference on pages 110-111 to the "executive officer's success in
meeting or exceeding individual performance goals and an assessment of whether
significant corporate goals were achieved." Quantify the specific target levels for
each of the performance criteria you discuss in this subsection. See Regulation S-
K Item 402(b)(2)(v). If you do not disclose this information, provide us in your
response letter with a detailed analysis as to how the information should be
afforded confidential treatment because it causes you competitive harm. See
Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent
that you have a sufficient basis to keep the information confidential, discuss how
difficult it will be for the executive or how likely it will be for you to achieve the
undisclosed performance target or threshold levels for each executive position.
See Instruction 4 to Regulation S-K Item 402(b).

Grants of Plan-Based Awards Table, page 114

51. Please clarify under which Plan the Option Awards were made in each instance,
as applicable. Please refer to Item 402(d)(1) of Regulation S-K.

Report of Independent Public Accounting Firm, page F-3

52. Please ask your auditor to revise their audit opinion to refer to Note 2, which
contains the details of the restatement. Please refer to the guidance in PCAOB
Auditing Standards Section 561.06.a.

Wave2Wave Communications Inc
Financial Statements

Statements of Operations, page F-5

53. We note that you present depreciation and amortization as a separate line item in the statement of operations. Describe for us the nature and amount of each significant component of depreciation and amortization expense. If cost of goods sold excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Tell us how you considered the guidance in the SAB Topic.

Change in Estimate, page F-8

54. Tell us how you applied the guidance in ASC Topic 250 in evaluating whether the adjustment to the liability for VFX is a change in estimate or the correction of an error. Describe the circumstances that resulted in your determination that ISP traffic should be excluded from the calculation. Also revise the disclosure to clarify whether the adjustment affected net income and disclose the amount of the change for 2008, if applicable.

Consolidated Statements of Cash Flows, page F-7

55. Please revise your statement to present the amount of bad debt expense as an adjustment to reconcile net income. Accordingly present the change in accounts receivable as net of bad debt expense.

Note 2. Summary of Significant Accounting Policies

Restatement of Previously Issued Financial Statements, page F-11

56. We note that you adjusted cost of goods sold for the subsequent settlements of vendor payables and credits for the fiscal years ended December 31, 2008 and December 31, 2007. Provide us more details of the adjustments for each respective year. Tell us why you determined that the costs should not be recorded in each year and when the amounts were recorded. Accordingly revise your disclosures to describe in more detail the nature of these adjustments.

Note 6. Intangible Assets, page F-25

57. Tell us the factors you considered in your determination that certain customer lists have useful lives of seven and ten years.

Note 13 Operating Lease Commitments, page F-30

58. We note that you have determined to not recognize rent expense over the terms of the leases on a straight-line basis. Tell us how you assessed the materiality of the impact on your financial statements.

Equity issuances, page F-39

59. Disclose the exercise price of the options issued to employees in November 2009.

Condensed Consolidated Statements of Cash flows, page F-47

60. It appears that the debt due to Greystone was assumed and paid for by Wilmington Trust Company, as disclosed in Note 7 on page F-50. Since you did not pay cash in the assignment this transaction should not be reflected in the statement of cash flows. Please revise your statement of cash flows accordingly.

Winncom Technologies Holding LTd
Financial Statements

Note 14 Subsequent Events, page F-116

61. We note the reference to the filing of a Form 10-Q. Please tell us whether Winncom Technologies Holding has an obligation to file reports under the Exchange Act and provide us with the file number.

Part II

Item 16. Exhibits and Financial Statement Schedules

62. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

63. Please revise to file, as necessary, all exhibits in their entirety. We note, by way of example only, that you have not included Schedule I to Exhibit 2.1, the Stock Purchase Agreement.

Item 17. Undertakings

64. Please revise to provide the undertaking at Item 512(h) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

Cc: Ivan K. Blumenthal, Esq.
      Via facsimile, 212-983-3115